June 2, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Superb Acquisition, Inc.

Form 10-12G

Filed April 17, 2017

File No. 000-55769

To the men and women of the SEC:

On behalf of Superb Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated May 9, 2017 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its 10-12G on April 17, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Item 1. Business

Business of Issuer, page 3

1. Please clarify the assertions contained in the final paragraph of page 3 to more effectively explain why a potential target might find a merger with a Form 10 shell company to be more advantageous and less expensive than a merger with an operating company.

COMPANY RESPONSE:

The following has been added to page 3. A potential target may find a merger with a Form 10 shell company to more advantageous and less expensive than a merger with an operating company for the following reasons:

A) Due diligence of an operating company that has filed and S-1 registration statement and trading is complicated, expensive and very risky. The reason being complicated because due diligence begins with date of inception through date of sale. That could be a long period of time. There may be many unrecorded liabilities and off balance sheet transactions that are not discovered until after sale. It also means paying attorney or consultant to review all the operating company filings with the Commission which is very expensive. Risky if the Commission or other regulatory body deems the operating company to be a footnote 32 shell company meaning the operating company filed a sham registration statement whereas a potential target may face litigation, trading suspensions and or registration revocations by FINRA or the Commission.

B) Due diligence of a Form 10 shell blank check company because it is fast and straightforward. The reason being is there no operating business to review or dispose of so due diligence review from inception to date of sale is much easier and thus much less expensive. The business plan of a Form 10 shell company is to merge with another unknown company so no potential backlash from regulatory agencies that the business plan is fraudulent. Controlling shares can easily be transferred through a share purchase agreement. A business combination and change in control can be completed in as little as two weeks if the target company has PCAOB audited financial statements.

2. Discuss in more detail the benefits and consideration that you anticipate receiving if a business combination is consummated successfully.

COMPANY RESPONSE:

The following has been added to page 3. We anticipate that our sole director will receive cash for the sale of his shares plus a minority equity stake in the post merger company. We anticipate the Company will get a new director, new business plan of an operating company and fresh capital to pay expenses. A business combination would help us grow and cease to be a shell company.

Management’s Discussion and Analysis…, page 7

3. Please disclose prominently that at this time you are entirely reliant upon loans or investments made by your sole officer and director for any expenses due.

COMPANY RESPONSE:

The following has been added to page 7: “At this time we are entirely reliant upon cash contributions made by our sole officer and director to pay for any and all expenses.”

4. We note on page 8 your plans to offer a controlling interest to a target business in order to utilize the benefits of a tax-free reorganization. Please also reference these intentions under the “Form of Acquisition” section on page 4.

COMPANY RESPONSE:

The following has been added to page 4: “Our management anticipates that we will likely be able to affect only one business combination, due primarily to our limited financing and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our managements plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization.”

Security Ownership of Certain Beneficial Owners and Management, page 9

5. We note that your sole officer and director is currently serving as the CEO and Director of another blank check company. Disclose the possibility of conflicts of interest arising between that blank check company and Superb Acquisition, Inc., and state whether you have any policies in place to address any potential conflicts of interest.

COMPANY RESPONSE:

We have added the following to page 8: “There is a conflict of interest present due to the fact that Thomas DeNunzio, our sole officer and director, is also the sole officer and director of Precise Acquisition, Inc., another blank check shell company. Mr. DeNunzio may decide to allocate more time and effort towards consummating a business combination for Precise Acquisition, Inc., diverting his attention away from consummating a business combination for Superb Acquisition, Inc. This conflict of interest may negatively impact our ability to make a business combination as detailed in our business plan. We have no policies in place at this time to address this conflict of interest.”

Item 6. Executive Compensation, page 10

6. We note your disclosure that your sole officer and director does not receive any compensation for his services, and that you have not disclosed any compensation in the Summary Compensation Table on page 11. However, it appears that your sole officer and director received 20,000,000 shares as consideration for his capital contribution, formation costs, and business development services. Please revise your Summary Compensation Table to include the shares issued as consideration. Please refer to Instruction 2 to Item 402(n) of Regulation S-K.

COMPANY RESPONSE:

We have amended the table on page 11 accordingly.

Date: June 2, 2017

/s/ Thomas DeNunzio

Thomas DeNunzio

President & CEO